Leading Brands, Inc.
Consolidated Financial Statements
February 28, 2005 and February 29, 2004
(Expressed in US Dollars)

Contents

Independent Auditors’ Report

Comments by Auditors for US Readers on Canada – United States Reporting Differences

Consolidated Financial Statements

Balance Sheets

Statements of Income (Loss) and Deficit

Statements of Cash Flows

Summary of Significant Accounting Policies

Notes to the Financial Statements

BDO Dunwoody LLP	600 Cathedral Place
Chartered Accountants	925 West Georgia Street
Vancouver, BC, Canada V6C 3L2
Telephone: (604) 688-5421
Telefax: (604) 688-5132
E-mail: vancouver@bdo.ca
www.bdo.ca

Independent Auditors’ Report

To the Shareholders of
Leading Brands, Inc.

We have audited the Consolidated Balance Sheets of Leading Brands, Inc. as at February 28, 2005 and February 29, 2004 and the Consolidated Statements of Income (Loss) and Deficit and Cash Flows for each of the years in the three-year period ended February 28, 2005. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform an audit to obtain reasonable assurance whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as at February 28, 2005 and February 29, 2004 and the results of its operations and its cash flows for each of the years in the three-year period ended February 28, 2005 in accordance with Canadian generally accepted accounting principles.

/s/ BDO Dunwoody LLP

Chartered Accountants

Vancouver, Canada
May 6, 2005

BDO Dunwoody LLP	600 Cathedral Place
Chartered Accountants	925 West Georgia Street
Vancouver, BC, Canada V6C 3L2
Telephone: (604) 688-5421
Telefax: (604) 688-5132
E-mail: vancouver@bdo.ca
www.bdo.ca

Comments by Auditors for US Readers on Canada – United States Reporting Differences

The reporting standards of the Public Company Accounting Oversight Board (United States) for auditors require the addition of an explanatory paragraph when the financial statements reflect a change in accounting policy, such as described in Note 1 for stock-based compensation. Although we conducted our audits in accordance with both Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States), our report dated May 6, 2005 is expressed in accordance with Canadian reporting standards which do not permit reference to such an event in the auditors’ report when it is adequately disclosed in the financial statements.

/s/ BDO Dunwoody LLP

Chartered Accountants

Vancouver, Canada
May 6, 2005

Leading Brands, Inc. Consolidated Balance Sheets (Expressed in US Dollars)

	Feb. 28, 2005	Feb. 29, 2004

Assets

Current
Accounts receivable (Note 19 (b))	$2,247,896	$3,622,420
Inventory (Note 2)	2,823,307	3,495,331
Prepaid expenses and deposits	213,635	206,719
Future income taxes – current (Note 16)	275,639	568,990

	5,560,477	7,893,460

Property, plant and equipment (Note 3)	9,866,592	9,796,583
Trademarks and rights (Note 4)	88,334	81,575
Goodwill (Note 5)	2,718,721	2,510,701
Deferred costs (Note 6)	157,207	150,681
Other	125,783	74,868
Future income taxes – long term (Note 16)	2,092,128	1,812,467

Total Assets	$20,609,242	$22,320,335

Liabilities and Shareholders’ Equity

Liabilities

Current
Bank indebtedness (Note 8)	$2,512,897	$3,179,800
Accounts payable and accrued liabilities	2,999,526	5,526,816
Current portion of long-term debt (Note 9)	947,429	859,858

	6,459,852	9,566,474

Long-term debt (Note 9)	2,913,843	3,443,512

	9,373,695	13,009,986

Shareholders’ Equity
Share Capital
Authorized (Note 11(a))
500,000,000 common shares without par value
20,000,000 preferred shares without par value
Issued
15,045,069 common shares (2004 – 15,040,169)
(Note 11(b))	25,799,818	25,795,379
Contributed surplus (Note 12)	1,297,133	154,371
Currency translation adjustment	1,873,354	884,650
Deficit	(17,734,758)	(17,524,051)

	11,235,547	9,310,349

Total Liabilities and Shareholders’ Equity	$20,609,242	$22,320,335

Approved on behalf of the Board:

/s/ Peter Buckley	Director

/s/ Ralph McRae	Director

The accompanying summary of significant accounting policies and notes are an integral part of these consolidated financial statements.

Leading Brands, Inc. Consolidated Statements of Income (Loss) and Deficit (Expressed in US Dollars)

For the year ended	Feb. 28, 2005	Feb. 29, 2004	Feb. 28, 2003

Gross Sales	$34,415,849	$41,773,575	$48,193,393

Less: Discounts, allowances and rebates	(849,645)	(976,649)	(917,153)

Net Sales	33,566,204	40,796,926	47,276,240

Expenses (income)
Cost of sales	23,543,348	31,403,389	37,924,637
Selling, general and administrative	8,576,241	9,867,894	8,977,802
Amortization of property, plant and equipment	878,770	896,406	755,469
Amortization of deferred costs and other	80,768	296,875	271,823
Interest on long-term debt	202,687	161,843	110,705
Interest on current debt	112,483	177,787	155,676
Interest accretion on redeemable preferred shares
(Note 10)	-	-	147,615
Write down of investment in Quick Home
Delivery Operations (Note 7)	-	-	6,523,880
Write down of deferred costs	-	632,579	-
Gain on contract settlements (Note 15)	(695,585)	-	-
(Gain) loss on sale of assets	43,590	9,083	(5,897)

	32,742,302	43,445,856	54,861,710

Income (loss) before income taxes	823,902	(2,648,930)	(7,585,470)

Income taxes recovery (expense) (Note 16)	(198,259)	801,440	1,335,344

Net income (loss) for the year	625,643	(1,847,490)	(6,250,126)

Dividends	-	-	(22,138)

Deficit, beginning of year, as previously reported	(17,524,051)	(15,676,561)	(9,404,297)

Adjustment for change in accounting policy
(Note 1)	(836,350)	-	-

Deficit, beginning of year, as restated	(18,360,401)	(15,676,561)	(9,404,297)

Deficit, end of year	$(17,734,758)	$(17,524,051)	$(15,676,561)

Earnings (loss) per share (Note 11(j))
Basic and diluted	$0.04	$(0.12)	$(0.46)

The accompanying summary of significant accounting policies and notes are an integral part of these consolidated financial statements.

Leading Brands, Inc. Consolidated Statements of Cash Flows (Expressed in US Dollars)

For the year ended	Feb. 28, 2005	Feb. 29, 2004	Feb. 28, 2003

Cash provided by (used in)

Operating activities
Net income (loss) for the year	$625,643	$(1,847,490)	$(6,250,126)
Items not involving cash
Amortization of property, plant and equipment	878,770	896,406	755,469
Amortization of deferred costs and other	80,768	296,875	271,823
Loss (gain) on sale of assets	43,590	9,083	(5,897)
Write-down of deferred costs	-	632,579	-
Write-down of investment in Quick Home
Delivery Operations	-	-	6,523,880
Interest accretion on redeemable preferred shares	-	-	147,615
Write-down and return of property, plant and	-	-	17,697
equipment
Stock based compensation expense	306,412	105,616	-
Issue of shares for employee compensation
(Note 11)	-	-	71,657
Changes in non-cash operating working capital
items (Note 17)	(366,976)	(141,326)	400,196
Future income taxes	201,949	(805,383)	(1,335,344)

	1,770,156	(853,640)	596,970
Investing activities
Purchase of property, plant and equipment	(256,329)	(541,776)	(944,931)
Advances for Quick Home Delivery Operations	-	-	(693,953)
Proceeds on sale of property, plant and equipment	40,715	63,730	25,677
Expenditures on deferred costs	(75,065)	(209,870)	(781,094)

	(290,679)	(687,916)	(2,394,301)
Financing activities
Increase (decrease) in bank indebtedness	(890,440)	(57,057)	1,638,349
Issuance of common shares (Notes A and 11)	4,439	310,849	406,884
Proceeds from issuance of long-term debt	363,829	1,728,180	638,814
Repayment of long-term debt	(1,128,209)	(724,006)	(649,156)

	(1,650,381)	1,257,966	2,034,891

Increase (decrease) in cash	(170,904)	(283,590)	237,560

Effect of exchange rate changes on cash	170,904	283,590	(237,560)

Cash, beginning and end of year	$-	$-	$-

Supplementary disclosure of cash flow
Information

Cash paid during the year
Income tax payments (recovery), net	$(3,690)	$3,943	$-
Interest paid	$315,476	$334,842	$266,380

Notes:

A. During the year ended February 28, 2003, the Company issued common shares with a value of $1,918,002 of which $406,884 were issued for cash, $1,553,055 were issued for conversion of preferred shares, $71,657 were issued for employee compensation and $113,594 were cancelled shares from treasury stock.

The accompanying summary of significant accounting policies and notes are an integral part of these consolidated financial statements.

Leading Brands, Inc. Summary of Significant Accounting Policies (Expressed in US Dollars)

February 28, 2005 and February 29, 2004

These consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”) which, in the case of the Company, differ in certain respects from generally accepted accounting principles in the United States (“US GAAP”) as explained in Note 21. Details of significant accounting policies are as follows:

Nature of Business
Leading Brands, Inc. and its subsidiaries are engaged in the bottling, distribution, sales, merchandising and brand management of beverages and food products across North America. The Company primarily operates in the following integrated activities: beverage packaging, food and beverage sales and distribution, as well as brand licensing and development.

Basis of Presentation
These consolidated financial statements include the accounts of the Company and its wholly owned Canadian and United States subsidiaries, together with a 90.5% interest (2004 – 91%) in KERT Technologies, Inc. (Note 13(c)) and a 97% (2004 – 97%) interest in Quick, Inc. All intercompany transactions and balances have been eliminated. The Company fully consolidated Kert Technologies, Inc, and Quick, Inc. and recorded its minority interest, however since the minority interest’s proportionate loss is in excess of the minority interest’s contribution, the loss has been absorbed by the Company. Accordingly, no minority interests appear on the Company’s consolidated balance sheets and statements of income (loss) and deficit.

Inventory
Raw materials and finished goods purchased for resale are valued at the lower of cost determined on a first-in, first-out basis and net realizable value. Finished goods, produced from manufacturing operations, are valued at the lower of standard cost which approximates average cost and net realizable value.

Property, plant and equipment	Property, plant and equipment are recorded at cost and are amortized using the declining-balance method at annual rates as follows:

	Plant and equipment	- 7% to 20%
	Buildings	- 5%
	Automotive equipment	- 20%
	Land improvements	- 8%
Furniture and fixtures and computer
	hardware and software	- 20%

Leasehold improvements are amortized over the lesser of their expected life or the lease term.

Management periodically performs a review of undiscounted future operating cash flows to assess the valuation of the property, plant and equipment. Property, plant and equipment are written down when a permanent and significant impairment in their value has occurred.

Leading Brands, Inc. Summary of Significant Accounting Policies (Expressed in US Dollars)

February 28, 2005 and February 29, 2004

Software Development for Internal Use	Software development costs including costs related to acquired software which are expected to provide future benefits with reasonable certainty are deferred and amortized as described above.

Deferred Charges
Start-up costs are amortized over a five year period, from the time when commercial operations of the applicable business units commence. Certain new product promotion and launch costs are deferred and amortized over 36 months commencing with the date of launch of the related product.

Management periodically performs a review of the related undiscounted future operating cash flows to assess the valuation of deferred costs. Deferred costs are written down when a permanent and significant impairment in their value has occurred. In fiscal 2004, a write down of $632,579 was taken on deferred costs.

Revenue Recognition
Revenue on sales of products is recognized when the products are delivered and title transfers to customers. Revenues from the provision of manufacturing, packaging or other services are recognized when the services are performed and collection of related receivables is reasonably assured.

Shipping and Handling Fees and Costs	The Company records shipping and handling revenue as a component of sales revenue and shipping and handling costs as a component of cost of sales.

Foreign Currency Translation and Transactions
The functional currency of the Company is the Canadian dollar. These financial statements are reported in US dollars for the convenience of US readers. Transactions denominated in US dollars have been translated into Canadian dollars at the approximate rate of exchange prevailing at the time of the transaction. Monetary assets and liabilities, including intercompany balances, have been translated into Canadian dollars at the year end exchange rate. All exchange gains and losses are included directly in earnings. Exchange gains and losses included in earnings that related to long-term debt are considered to be an integral part of financing costs and accordingly, are included in interest expense.

Assets and liabilities of the Company’s operations having a functional currency other than the US dollar are translated into US dollars using the exchange rate in effect at the year- end date and revenues and expenses are translated at the average rate during the year. Exchange gains or losses on translation of the Company’s net equity investment in these operations are deferred as a separate component of shareholders’ equity.

Leading Brands, Inc. Summary of Significant Accounting Policies (Expressed in US Dollars)

February 28, 2005 and February 29, 2004

Use of Estimates
The preparation of financial statements in conformity with Canadian GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting periods. Actual results may materially differ from those estimates. The financial statement accounts which required management to make significant estimates and assumptions in determining carrying value included property, plant and equipment, goodwill and future income taxes.

Stock-Based Compensation
The Company has adopted the recommendations of CICA Handbook Section 3870, “Stock-Based Compensation and Other-Stock-Based Payments”. Section 3870 establishes standards for the recognition, measurement and disclosure of stock-based compensation and other stock-based payments made in exchange for goods and services. See Note 1 for details on the change in Accounting Policy regarding stock-based compensation in fiscal 2005.

Compensation costs are charged to the Consolidated Statements of Income (Loss) and Deficit or capitalized to deferred costs, depending on the nature of the award.

Goodwill and Other Intangible Assets
Goodwill is tested for impairment annually or if an event occurs that will more likely than not reduce the fair value of the reporting unit below its carrying value. The significant assumptions are as follows:

a.	Expected cash flows from operations of the related entity, over the next five fiscal years.

b.	Forecasted operating results based on current economic conditions and expected future events.

c.	Seasonality of the business is built into the discounted cash flow model, therefore normal fluctuation in sales will not significantly affect the analysis.

Trademarks and rights including the acquisition of domain names which are expected to provide future benefits are recorded at cost and amortized over their expected useful life.

Leading Brands, Inc. Summary of Significant Accounting Policies (Expressed in US Dollars)

February 28, 2005 and February 29, 2004

Income Taxes
Future income tax assets and liabilities are computed based on differences between the carrying amount of assets and liabilities on the balance sheet and their corresponding tax values using the enacted income tax rates by tax jurisdiction at each balance sheet date. Future income tax assets also result from unused loss carry-forwards and other deductions. The valuation of future income tax assets is reviewed annually and adjusted, if necessary, by use of a valuation allowance to reflect the estimated realizable amount. Significant management judgement is required in determining our provision for income taxes, our deferred tax assets and liabilities and any valuation allowance recorded against our net deferred tax assets. We evaluate all available evidence, such as recent and expected future operating results by tax jurisdiction, and current and enacted tax legislation and other temporary differences between book and tax accounting to determine whether it is more likely than not that some portion or all of the deferred income tax assets will not be realized. Although the Company has tax loss carry-forwards and other future income tax assets (Note 16), there is uncertainty as to utilization of the full amount of these future income tax assets. Accordingly, the future income tax asset amounts have been partially offset by an uncertainty provision.

Comparative Figures	Certain of the comparative figures have been reclassified to conform with the current year’s presentation.

Leading Brands, Inc. Notes to the Consolidated Financial Statements (Expressed in US Dollars)

February 28, 2005 and February 29, 2004

1.	Change in Accounting Policy

Stock Based Compensation

Effective March 1, 2004, the Company has retroactively adopted, without restatement, the new recommendations of CICA Handbook Section 3870, “Stock-based compensation and other stock- based payments”, which now requires companies to adopt the fair value based method for all stock-based awards granted on or after March 1, 2002. Previously the Company was only required to disclose the pro forma effect of stock options granted to employees and directors in the notes to the financial statements. The effect of this change in accounting policy was to increase the deficit and contributed surplus as of March 1, 2004 by $836,350.

2.	Inventory

	2005	2004
Finished goods	$1,402,645	$1,308,375
Raw materials	1,420,662	2,186,956
	$2,823,307	$3,495,331

3.	Property, plant and equipment

			2005	2004

		Accumulated	Net Book	Net Book
	Cost	Amortization	Value	Value

Plant and equipment	$13,255,258	$5,931,761	$7,323,497	$7,191,475
Buildings	1,561,366	674,798	886,568	859,706
Automotive equipment	701,548	521,614	179,934	186,442
Land	351,530	-	351,530	324,633
Land improvements	360,043	208,646	151,397	151,971
Leasehold improvements	123,050	81,586	41,464	39,977
Furniture and fixtures	548,108	407,625	140,483	158,880
Computer hardware and
software	2,049,129	1,257,410	791,719	883,499

	$18,950,032	$9,083,440	$9,866,592	$9,796,583

Leading Brands, Inc. Notes to the Consolidated Financial Statements (Expressed in US Dollars)

February 28, 2005 and February 29, 2004

4.	Trademarks and Rights

	2005	2004
Trademarks and rights	$258,229	$238,471
Less accumulated amortization	(169,895)	(156,896)
	$88,334	$81,575

In connection with the decision to discontinue its support of the NTI investment, as part of the write-down in investment, the Company wrote down $233,713 in trademarks and rights during 2003 (Note 7). There were no additions to trademarks and rights during the year ended February 28, 2005. The change in the trademarks and rights amount from the prior year was due to translation adjustments.

5.	Goodwill

	2005	2004
Goodwill	$3,563,842	$3,291,158
Less accumulated amortization	(845,121)	(780,457)
	$2,718,721	$2,510,701

The change in the goodwill balance from the prior year was due to translation adjustments.

6.	Deferred Costs

	2005	2004
Product development costs	$127,581	$665,013
Start up costs	146,336	421,291
	273,917	1,086,304
Less: accumulated amortization	(116,710)	(300,066)
Less: write-down	-	(635,557	)*
	$157,207	$150,681

*	Amount translated at the exchange rate in effect at the year-end date.

Leading Brands, Inc. Notes to the Consolidated Financial Statements (Expressed in US Dollars)

February 28, 2005 and February 29, 2004

7.	Write Down of Investment

At the end of fiscal year 2003, the Company decided to discontinue its support of its investment in Quick Home Delivery Operations and recorded a $6,523,880 write-down of this investment.

8.	Bank Indebtedness

	2005	2004
Bank indebtedness	$2,512,897	$3,179,800

The Company has a demand revolving operating bank loan with a credit limit of $3,648,156 (2004 - $3,369,020). Interest is charged on the drawn-down amounts at the bank prime rate plus 0.75% - 1.25% (2004 - 0.75 -1.25%) . The bank prime rate at February 28, 2005 was 4.25% (2004 – 4.25%) . The operating loan is collateralized by a charge on all assets of the Company and an assignment of all risk insurance on land, buildings, equipment and inventory owned by the Company.

Bank indebtedness includes a demand revolving operating loan of $2,255,806 (2004 - $2,598,042) and un-presented cheques of $272,407 (2004 - $588,863) and is net of cash of $15,316 (2004 - $7,105).

The agreement with respect to the bank indebtedness contains three restrictive covenants. They are a tangible net worth covenant, a current ratio covenant and a capital acquisition covenant. The Company was in compliance with all but the current ratio covenant at February 28, 2005. Subsequent to the year end, the lender renewed the Company’s loans.

Leading Brands, Inc. Notes to the Consolidated Financial Statements (Expressed in US Dollars)

February 28, 2005 and February 29, 2004

9.	Long-term Debt

		2005	2004

a)	Bank loan, principal of $69,092 plus interest repayable	$3,186,508	$3,483,759
	per month, collateralized as described in Note 8, with
	interest at a rate of bank prime plus 1%, due on demand.

b)	Mortgage, principal and interest repayable at $4,661	586,430	443,788
	per month including interest at a one-year fixed rate of 4.53%
	per annum, collateralized by a first mortgage on certain land
	and buildings and due May 1, 2009. Replaced with
	principal and interest repayable at $4,983 per month including
	interest at a one year fixed rate of 5.61% per annum until May
	1, 2006, thereafter floating interest rate at prime plus 1%.

c)	Promissory note of $200,000, repayable in	88,334	81,575
	semi-annual instalments of $20,000 plus interest at 8% per
	annum, on May 31 and November 30, commencing May 31,
	2000, due November 29, 2004. Instalments paid until
	November 30, 2002. This note is unsecured.

d)	Other	-	294,248

		3,861,272	4,303,370

	Less current portion	947,429	859,858

		$2,913,843	$3,443,512

Principal due over the remaining terms of the long-term debt is as follows:

2006	$947,429
2007	860,482
2008	861,933
2009	733,479
2010	35,932
2011 and thereafter	422,017

$3,861,272

The agreement with respect to the bank loan (Note (a)) contains a demand feature whereby the bank can demand repayment at any time. The bank has indicated that it does not expect repayment of the loan other than as scheduled, accordingly, the principal payments are classified in accordance with the bank loan repayment schedule.

Leading Brands, Inc. Notes to the Consolidated Financial Statements (Expressed in US Dollars)

February 28, 2005 and February 29, 2004

10.	Redeemable Preferred Shares

During 2001, the Company entered into an obligation to issue 2,000,000 Class E redeemable, convertible preferred shares (“Class E shares”) at CDN$1.00 per share to a company with a director in common with the Company. The Class E shares could have been redeemed at the shareholder’s option for cash at any time after January 1, 2004. Accordingly, under Canadian GAAP, the obligation to redeem the Class E shares for cash was recorded as a liability, with the remaining amount reflected as equity. The liability portion of the Class E shares was initially recorded at its fair value of $1,003,739, calculated as the present value at January 1, 2001 of the redemption value of the outstanding Class E shares of $1,310,034, plus the present value of the annual dividends for the period of entitlement from January 1, 2002 to December 31, 2003 using a discount rate of 9%. The equity component was determined using an option pricing model and calculated as $306,295 at February 28, 2001. The shares were issued on March 6, 2001. Interest expense on the liability portion was to be recognized over the three-year period from the date the Company entered into an obligation to issue the shares to the first redemption date of December 31, 2003 at a rate of 9% per annum. The preferred shares were converted to 788,626 common shares on December 31, 2002 at the rate of $1.75 per share (see Notes 11(a)(iv) and (b)). For the year ended February 28, 2005, the Company recorded interest expense of $Nil (2004 - $Nil; 2003 - $147,615).

11.	Share Capital

a)	Authorized share capital

	Number of Shares

	2005	2004

Common shares without par value	500,000,000	500,000,000

Preferred shares without par value	9,999,900	9,999,900
Series “A” preferred shares	1,000,000	1,000,000
Series “B” preferred shares	100	100
Series “C” preferred shares	1,000,000	1,000,000
Series “D” preferred shares	4,000,000	4,000,000
Series “E” preferred shares	4,000,000	4,000,000

	20,000,000	20,000,000

Leading Brands, Inc. Notes to the Consolidated Financial Statements (Expressed in US Dollars)

February 28, 2005 and February 29, 2004

11.	Share Capital – Continued

The rights and restrictions attached to the shares are as follows:

i)
The Series A and B preferred shares bear annual preferential non-cumulative dividends at a rate of 5% per annum and are redeemable at the Company’s option or retractable at the holder’s option with 21 days notice.

ii)
The Series C preferred shares bear annual preferential dividends at a rate of 8% per annum, calculated monthly. The shares are convertible to common shares based upon the conversion value of the amount paid for the shares, together with any unaccrued unpaid dividends, for a period of five years, at the following conversion prices per common share: $1.25 for the first year from the date of issue, $1.45 for the second year from the date of issue, $1.70 for the third year from the date of issue, $2.00 for the fourth year from the date of issue and $2.35 for the fifth year following the date of issue.

iii)
The Series D preferred shares bear annual preferential cumulative dividends at a rate of 8% per annum calculated monthly. The shares are convertible to common shares based upon the conversion value of the amount paid for the shares, together with any accrued unpaid dividends, for a period of five years, at the following conversion prices per common share: $1.25 for the first year from the date of issue, $1.45 for the second year from the date of issue, $1.70 for the third year from the date of issue, $2.00 for the fourth year from the date of issue and $2.35 for the fifth year following the date of issue.

There are no Series A, B, C or D preferred shares outstanding as at February 28, 2005 and February 29, 2004.

iv)
The Series E preferred shares bear annual preferential cumulative dividends at a rate of 9% per annum commencing on the first anniversary from the date of issue. The shares are convertible to common shares based upon the conversion value of the amount paid for the shares, together with any accrued unpaid dividends, for a period of three years, at the following conversion prices per common share: $1.50 for the first year from the date of issue, $1.75 for the second year from the date of issue and $2.00 for the third year following the date of issue. The Series E preferred shares were converted to 788,626 common shares on December 31, 2002 (Note 10) and none were outstanding as at February 28, 2005 and February 29, 2004.

Leading Brands, Inc. Notes to the Consolidated Financial Statements (Expressed in US Dollars)

February 28, 2005 and February 29, 2004

11.	Share Capital – Continued

b)	Changes in Issued Common Share Capital
		Number of
		Common
		Shares	Amount
	Issued as at March 1, 2002	13,661,786	$23,566,528
	Issued for cash in connection with the exercise
	of stock options	344,506	406,884
	Issued in connection with the payment of
	compensation to employees	42,151	71,657
	Issued in connection with the conversion of
	Series E preferred shares and accrued
	Dividends (Note 10)	788,626	1,553,055
	Cancelled in connection with the share
	repurchase program	(108,400)	(113,594)
	Issued as at February 28, 2003	14,728,669	25,484,530
	Issued for cash in connection with the exercise
	of stock options	261,500	260,849
	Issued for cash in connection with the exercise
	of warrants	50,000	50,000
	Issued as at February 29, 2004	15,040,169	25,795,379
	Issued for cash in connection with the exercise
	of stock options	4,900	4,439
	Issued as at February 28, 2005	15,045,069	$25,799,818

c)	Changes in Issued Preferred Share Capital
		Series E
		Number of
		Shares	Amount
	Issued as at March 1, 2002	2,000,000	$310,709
	Dividends	-	22,138
	Converted to common shares (Note 10)	(2,000,000)	(332,847)
	February 28, 2003, February 29, 2004 and
	February 28, 2005	-	$-

d)	Stock Options

The Company occasionally grants stock options to its employees, officers, directors and consultants to purchase common shares of the Company. The options granted are generally exercisable at a price which is equal to or greater than the fair market value of the common shares at the date the options are granted.

Leading Brands, Inc. Notes to the Consolidated Financial Statements (Expressed in US Dollars)

February 28, 2005 and February 29, 2004

11.	Share Capital – Continued

	e)	Stock Option Information

		Weighted
	Issued and	Average
	Outstanding	Exercise
	Options	Price

Outstanding at March 1, 2002	3,000,000	1.03
Granted	1,066,000	1.75
Exercised	(344,506)	1.18
Cancelled	(237,500)	1.71

Outstanding at February 28, 2003	3,483,994	1.19
Granted	539,859	1.41
Exercised	(261,500)	1.00
Cancelled	(760,167)	1.46

Outstanding at February 29, 2004	3,002,186	1.15
Granted	867,500	1.04	*
Exercised	(4,900)	0.91
Forfeited	(150,000)	1.30
Expired	(739,267)	1.30

Outstanding at February 28, 2005	2,975,519	$1.07

*
The weighted average date-of-grant fair value of the options granted during 2005 was $1.34 (2004 - $1.33; 2003 - $1.56 per share) based on the Black-Scholes option pricing model using weighted average assumptions as described in Note 12.

During the year ended February 29, 2005, the Company extended the term of 128,750 (2004 - 100,000) options for a period of five years.

f)	Options Outstanding and Exercisable

The following table summarizes the options outstanding and exercisable at February 28, 2005.

	Weighted Average
Number of	Remaining		Number of
Options	Contractual	Exercise	Shares	Exercise
Outstanding	Life (Years)	Price	Exercisable	Price

1,838,019	2.25	$1.00	1,814,018	$1.00
532,500	9.42	$1.04	62,127	$1.04
125,000	3.08	$1.70	70,835	$1.70
105,000	2.27	$1.47	84,000	$1.47
100,000	3.50	$1.29	30,000	$1.29
65,000	9.92	$0.81	-	$0.81
60,000	4.00	$1.10	11,000	$1.10
50,000	4.00	$1.02	9,167	$1.02
50,000	4.00	$1.09	9,167	$1.09
20,000	2.25	$0.83	15,333	$0.83
10,000	4.00	$2.20	4,000	$2.20
10,000	4.33	$1.49	1,333	$1.49
10,000	3.42	$2.38	5,000	$2.38

2,975,519			2,115,980

Leading Brands, Inc. Notes to the Consolidated Financial Statements (Expressed in US Dollars)

February 28, 2005 and February 29, 2004

11.	Share Capital – Continued

	g)	Share Purchase Warrants Information

		Weighted
		Average
	Number of	Exercise
	Warrants	Price
Outstanding at March 1, 2002 and February 28, 2003	875,000	$1.21
Exercised	(50,000)	1.00
Outstanding at February 29, 2004	825,000	1.23
Expired	(475,000)	1.29
Outstanding at February 28, 2005	350,000	$1.14

As at February 28, 2005, all of the outstanding warrants were exercisable and will expire on August 21, 2006.

h)	Shareholder Protection Rights Plan

On August 26, 2003, a Shareholder Protection Rights Plan was adopted whereby one share purchase right is attached to each outstanding common share, exercisable only in the case of a specific event, such as the acquisition by an acquirer of 20% or more of the issued common shares of the Company, and at a predetermined calculated price.

i)	Share Buyback

During 2001, the Company decided to repurchase up to 10% of its issued and outstanding shares at prices from time to time determined to be appropriate by management.

During 2002, the Company repurchased 108,400 of its issued and outstanding shares. These shares were cancelled during 2003.

j)	Earnings (Loss) Per Common Share

The Company uses the “Treasury Stock Method” to calculate earnings per common share. Under this method basic earnings per share is based on the weighted average aggregate number of common and non-voting shares outstanding during each period. The diluted earnings per share assumes that the redeemable preferred shares had been converted and the outstanding stock options and share purchase warrants had been exercised at the beginning of the period.

Leading Brands, Inc. Notes to the Consolidated Financial Statements (Expressed in US Dollars)

February 28, 2005 and February 29, 2004

11.	Share Capital – Continued

Details of the numerator and denominator used in the calculation of earnings (loss) per share are as follows:

	2005	2004	2003
Numerator
Net income (loss) for the year	$625,643	$(1,847,490)	$(6,250,126)
Provision for dividends on preferred shares	-	-	(22,138)
Net income (loss) available to common shareholders	$625,643	$(1,847,490)	$(6,272,264)
Denominator
Weighted average shares outstanding	15,042,035	14,949,575	13,754,598
Effect of dilutive securities – stock options	90,645	-	-
Denominator for diluted EPS	15,132,680	14,949,575	13,754,598

For the year ended February 29, 2004 and February 28, 2003, common equivalent shares (consisting of mostly shares issuable on exercise of stock options and warrants) totaling 3,827,186 and 4,358,994, respectively, were not included in the computation of diluted earnings per share because the effect was anti-dilutive.

12.	Stock-Based Compensation

	a)	Prior to the accounting change in 2004, Canadian generally accepted accounting principles only required disclosure of compensation expense for employee grants under the stock option plan as if the value of all options granted had been determined based on the fair market value based method. The Company’s net loss for the prior period presented and net loss per common share would have been increased to the pro-forma amounts below had the fair value based method, adopted as at March 2004, been followed:

	Year Ended	Year Ended
	February 29	February 28
	2004	2003

Net loss – as reported	$(1,847,490)	$(6,250,126)
Total employees stock-based compensation expense
determined using the fair value based method for all
awards net of related tax effects	(592,622)	(243,728)
Net loss – pro-forma	(2,440,112)	(6,493,854)
Dividends	-	(22,138)
Net loss available to common shareholders	$(2,440,112)	$(6,515,992)

Basic and diluted income (loss) per share – as reported	$(0.12)	$(0.46)
Basic and diluted income (loss) loss per share –
pro-forma	$(0.16)	$(0.47)

Leading Brands, Inc. Notes to the Consolidated Financial Statements (Expressed in US Dollars)

February 28, 2005 and February 29, 2004

12.	Stock-Based Compensation – Continued

	b)	The fair value of each option granted was estimated on the date of grant using the Black- Scholes option-pricing model with the following weighted average assumptions used for grants:

	2005	2004	2003

	2.98% to	2.46% to	3.00% to
Risk-free rate	4.47%	3.27%	4.38%
Dividend yield	Nil%	Nil%	Nil%
Volatility factor of the expected market price of
the Company’s common shares	115%	138%	138%
Weighted average expected life of the options
(months)	60	60	60

c)
In connection with the vesting of certain non-employees, employees and directors stock options, the Company has recorded stock option compensation of $306,412 (February 29, 2004 - $123,803; February 28, 2003 - $30,568) which was credited to contributed surplus, of which, $Nil (February 29, 2004 - $18,187; February 28, 2003 - $30,568) was included in deferred costs for product development and $306,412 (February 29, 2004 - $105,616; February 28, 2003 - $Nil) was expensed in the year.

13.	Commitments

	a)	The Company is committed to annual operating leases for premises and equipment. The minimum annual lease payments for the next five years and thereafter are as follows:

2006	$1,287,461
2007	888,029
2008	560,038
2009	63,003
2010	-

Total future minimum lease payments	$2,798,531

b)	The Company has commitments with various suppliers to purchase certain volumes of materials. It is not anticipated that losses will be incurred on these contracts.

c)
During the year ended February 28, 2005, the Company transferred 0.5% of its interest in KERT Technologies, Inc. (“KERT”) to an independent party. The Company has no further commitments to transfer shares of KERT.

Leading Brands, Inc. Notes to the Consolidated Financial Statements (Expressed in US Dollars)

February 28, 2005 and February 29, 2004

14.	Contingencies

a)
Certain former employees of the Company have commenced actions against the Company seeking damages for wrongful dismissal, breach of contract, negligent misrepresentations and other claims. The Company believes it has substantial defences to the claims, has initiated counter claims and is vigorously defending the actions. The amount and likelihood of loss, if any, is not presently determinable.

b)
The Company is also a party to various other legal claims which have arisen in the normal course of business, none of which are expected to have a material adverse effect on the financial position or results of operations of the Company.

15.	Gain on Contract Settlement

The Company recorded other income in the fiscal year 2005 of $695,585 from the settlement of certain disputes and resultant contract cancellations. Due to the nature of payment, they are non- recurring.

16.	Income Taxes

	2005	2004	2003
Current	$(3,690)	$3,943	$-
Future	201,949	(805,383)	(1,335,344)
	$198,259	$(801,440)	$(1,335,344)

The difference in income tax expense (recovery) due to differences between the Canadian statutory federal income tax rate and the Company’s effective income tax rate applied to income (loss) before income taxes was as follows for each of the years in the three year period ended February 28, 2005:

	2005	2004	2003

Income tax expense (recovery) computed
at basic Canadian statutory rates	35.6%	(35.6)%	(37.6)%
Effect of non-deductible amounts	50.3%	31.4%	23.4%
Effect of changes in foreign exchange rates	45.2%	-%	-%
Recognition of future income tax expenses	86.9%	-%	-%
Recognized tax benefits	(62.4)%	(5.1)%	(0.1)%
Changes in valuation allowance	(131.5)%	(20.9)%	(3.3)%

	24.1%	(30.2)%	(17.6)%

Leading Brands, Inc. Notes to the Consolidated Financial Statements (Expressed in US Dollars)

February 28, 2005 and February 29, 2004

16.	Income Taxes - continued The effects of each type of temporary difference that gives rise to the future income tax assets and liabilities are as follows:

	2005	2004
Operating and other losses carried forward	$2,449,041	$3,405,383
Property, plant and equipment	139,098	331,900
Trademark and deferred costs	52,574	-
Total future income tax assets	2,640,713	3,737,283
Valuation allowance	(272,946)	(1,355,826)
Net future income tax assets	2,367,767	2,381,457
Less: current portion	275,639	568,990
	$2,092,128	$1,812,467

The Company has provided a valuation allowance against a portion of the future income tax assets. As at February 28, 2005, the Company and its subsidiaries have accumulated net operating losses in the amount of approximately $2.01 million which can be applied against future earnings. The net operating loss carryforward amounts commence to expire in 2006.

17.	Changes in Non-Cash Operating Working Capital Items

	2005	2004	2003

Non cash working capital related to
operations:
Accounts receivable	$1,560,005	$(1,063,691)	$999,079
Inventory	920,364	293,777	(1,729,470)
Prepaid expenses and deposits	9,773	547,131	(601,178)
Accounts payable and accrued liabilities	(2,857,118)	81,457	1,731,765

	$(366,976)	$(141,326)	$400,196

Leading Brands, Inc. Notes to the Consolidated Financial Statements (Expressed in US Dollars)

February 28, 2005 and February 29, 2004

18.	Related Party Transactions Related party transactions not disclosed elsewhere are as follows:

		2005	2004	2003

i)	Incurred consulting fees with a
	company related by a director in
	common (the President)	$65,177	$61,507	$53,901

ii)	Incurred professional service fees
	with a company related by a director
	in common for the services of the President	$372,439	$351,468	$287,564

iii)	Incurred services from a company
	related by a director in common	$9,753	$11,237	$10,674

iv)	Sold water to a company with a
	director in common	$11,685	$9,841	$8,085

v)	Purchased product from a company
	with a director in common	$250,126	$184,743	$171,584

vi)	Incurred consulting fees with a
	company related by an officer in common	$241,076	$154,300	$138,193

The above-noted transactions were in the normal course of operations and were measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties.

19.	Fair Value of Financial Instruments, Credit Risk and Interest Rate Risk

	a)	Fair Value of Financial Instruments

The carrying values of accounts receivable, bank indebtedness and accounts payable and accrued liabilities approximates their respective fair values due to the short-term or demand nature of the instruments. The fair value of long-term debt has been estimated at $3,866,000 (2004 - $4,305,000).

	b)	Credit Risk

The Company’s customers consist mainly of wholesale and retail grocery suppliers and food distributors principally located in North America. During the fiscal year ended February 28, 2005, the Company’s ten largest customers comprised approximately 75% (2004 - 65%; 2003 – 75%) of sales and no one customer comprised more than 18% (2004 - 17%; 2003 – 27%) of sales. In addition, to cover credit risk, the Company performs ongoing credit evaluations of its customers’ financial condition.

Accounts receivable are presented net of an allowance for doubtful accounts in the amount of $457,143 at February 28, 2005 and $426,139 at February 29, 2004.

Leading Brands, Inc. Notes to the Consolidated Financial Statements (Expressed in US Dollars)

February 28, 2005 and February 29, 2004

19.	Fair Value of Financial Instruments, Credit Risk and Interest Rate Risk - Continued

	c)	Interest Rate Risk

The Company has bank indebtedness that is subject to floating rates of interest. Changes in the interest rate may cause fluctuations in the results of operations of the Company.

20.	Segmented Information

The Company operates in one industry segment being the production and distribution of beverages and food products. The Company’s principal operations are comprised of an integrated bottling and distribution system for beverages, water and snack foods. Substantially, all of the Company’s operations, assets and employees are located in Canada and export sales during all the years reported are less than 15%.

21.	Differences Between Canadian and United States Generally Accepted Accounting Principles

These financial statements have been prepared in accordance with Canadian generally accepted accounting principles (“GAAP”) which, in the case of the Company, differs in certain respects from US GAAP.

Material differences between Canadian and US GAAP are summarized below:

	a)	Adjustments to Consolidated Financial Statements

Adjustments to Consolidated Statements of Income (Loss)

	2005	2004	2003

Net income (loss) for the year, Canadian GAAP	$625,643	$(1,847,490)	$(6,250,126)

Write-off product launch costs and certain deferred
costs based on SOP 98-5(i)	(75,065)	(228,647)	(822,757)

Amortization of deferred costs (i)	80,768	284,153	257,040

Write down of deferred costs (i)	-	632,579	-

Fair value of options granted to employees (ii)	186,981	-	-

Interest accretion on redeemable preferred shares (vi)	-	-	147,615

Reduction of write down of investment of Quick
Home Delivery Operations (v)	-	-	1,007,550

Compensation costs recorded on application of
FIN 44 (iii)	(35,543)	920,866	(158,371)

Net income (loss) for the year, US GAAP	782,784	(238,539)	(5,819,049)

Provision for dividends on preferred shares	-	-	(96,253)

Net income (loss) available to common shareholders,
US GAAP	$782,784	$(238,539)	$(5,915,302)

Basic and diluted earnings (loss) per share, US GAAP	$0.05	$(0.02)	$(0.43)

Leading Brands, Inc. Notes to the Consolidated Financial Statements (Expressed in US Dollars)

February 28, 2005 and February 29, 2004

21.	Differences Between Canadian and United States Generally Accepted Accounting Principles – Continued

	a)	Adjustments to Consolidated Financial Statements – Continued

Adjustments to Assets, Liabilities and Shareholders’ Equity

	2005	2004
Total assets, Canadian GAAP	$20,609,242	$22,320,335
Write-off product launch costs and certain
Deferred costs (i)	(157,207)	(150,681)
Total assets, US GAAP	$20,452,035	$22,169,654
Total liabilities, Canadian and US GAAP	$9,373,695	$13,009,986
Total shareholders’ equity, Canadian GAAP	11,235,547	9,310,349
Change in deficit relating to:
Application of SOP 98-5 (i)	82,771	89,297
Application of EITF 00-2 (iv)	(239,978)	(239,978)
Total shareholders’ equity, US GAAP	11,078,340	9,159,668
Total liabilities and shareholders’equity, US GAAP	$20,452,035	$22,169,654

	2005	2004	2003

Cash flows from operating activities
under Canadian GAAP	$1,770,156	$(853,640)	$596,970

Application of SOP 98-5 and EITF
00-2 (i), (iv)	(75,065)	(209,870)	(792,189)

Cash flows provided by (used in )
operating activities under US
GAAP	$1,695,091	$(1,063,510)	$(195,219)

Cash flows used in investing
activities under Canadian GAAP	$(290,679)	$(687,916)	$(2,394,301)

Application of SOP 98-5 and EITF
00-2 (i), (iv)	75,065	209,870	792,189

Cash flows used in investing
activities under US GAAP	$(215,614)	$(478,046)	$(1,602,112)

Leading Brands, Inc. Notes to the Consolidated Financial Statements (Expressed in US Dollars)

February 28, 2005 and February 29, 2004

21.	Differences Between Canadian and United States Generally Accepted Accounting Principles - Continued

	a)	Adjustments to Consolidated Financial Statements – Continued

		i)	Product Launch and Deferred Costs

Under US GAAP, according to Statement of Position (“SOP”) 98-5, Reporting on the Costs of Start-Up Activities, costs incurred prior to commercial production of a product, costs incurred to establish business in a new territory and costs incurred to initiate a new process in an existing facility are to be expensed as incurred. Under Canadian GAAP, these costs may be capitalized to the extent that they meet specified criteria for recoverability.

During the year ended February 28, 2005, costs incurred in the development of a product and distribution network totaled $75,065 (2004 - $228,647; 2003 - $822,757) which were capitalized under Canadian GAAP. Stock option compensation costs of $Nil (2004 - $18,187; 2003 - $30,568) were included in the capitalized product development costs. The difference in cash flows was due to foreign currency translation.

		ii)	Stock based compensation

Effective March 1, 2004, the Company adopted, on a retroactive basis without restatement, the Canadian GAAP fair-value-based method for all stock-based awards granted on or after January 1, 2002. U.S. GAAP does not require the fair-value-based method to account for employee based options as of January 1, 2002. Since the Company granted options to employees in the year ended February 29, 2005, the retroactive adoption without restatement of the new Canadian requirements has created differences between Canadian and U.S. GAAP with respect to the net loss for the year ended February 28, 2005. There would however be no adjustment to deficit as well as contributed surplus at March 1, 2004 under U.S. GAAP as was required under Canadian GAAP.

Leading Brands, Inc. Notes to the Consolidated Financial Statements (Expressed in US Dollars)

February 28, 2005 and February 29, 2004

21.	Differences Between Canadian and United States Generally Accepted Accounting Principles – Continued

Under US GAAP, the Company applies Accounting Principles Board Opinion (“APB”) No. 25, “Accounting for Stock Issued to Employees”, and related FASB Interpretation No. 44 (“FIN 44”) in accounting for all stock options granted to employees and directors. Under APB 25, compensation expense is generally recognized for stock options granted with exercise prices below the market price of the underlying common shares on the date of grant. Stock options that have been modified to reduce the exercise price are accounted for as variable. Stock options that have been modified to increase life are remesaured as if the awards were newly granted. As such, related pro-forma information as described in SFAS No. 123 has been disclosed as follows:

	Year Ended	Year Ended	Year Ended
	February 28	February 29	February 28
	2005	2004	2003

Net income (loss) for the year under
U.S. GAAP – as reported	$782,784	$(238,539)	$(5,819,049)

Deduct: Total stock-based employee
compensation expense determined
under fair-value-based methods for all
awards	(154,313)	(592,622)	(243,728)

Net loss for the year – pro-forma	$628,471	$(831,161)	$(6,062,777)

Basic and diluted net loss per common
share – pro-forma	$0.04	$(0.06)	$(0.44)

iii)	Compensation expense recorded on application of FIN 44

During the year ended February 28, 2002, the Company repriced stock options previously granted to various employees and directors. Under FIN 44, the resulting intrinsic value of the stock options in the amount of $Nil (2004 - $920,866 recovery; 2003 - $158,371 expense) are recorded as compensation. As the options are subject to variable accounting (marked to market until exercised, expired, or forfeited), compensation expense (recovery) is recorded in subsequent periods based on the fluctuation in the share price.

During the year ended February 28, 2005, the Company extended the term of 128,570 options for a period of five years. Additional compensation resulted from the modification totaled $2,875 was recorded in accordance with FIN 44.

Leading Brands, Inc. Notes to the Consolidated Financial Statements (Expressed in US Dollars)

February 28, 2005 and February 29, 2004

21.	Differences Between Canadian and United States Generally Accepted Accounting Principles – Continued

	a)	Adjustments to Consolidated Financial Statements – Continued

iv)
Under Emerging Issues Task Force Issue No. 00-2 (“EITF 00-2”), Accounting for Website Development Cost in the U.S., certain general design and indirect costs related to website development are required to be expensed rather than capitalized. In Canada there is no similar restriction and certain of these costs were capitalized.

v)
Under US GAAP, applicable to non-monetary related party transactions, the consideration received in connection with the sale of the Quick.com assets and business (Note 7) would be recorded at the amount of the book value of the assets disposed. As a result of applying EITF 00-2 and SOP 98-5 to the operations of the Quick business, the book value of the Quick business on disposition for US GAAP purposes differed from the Canadian GAAP book value and, thus, the value attributed to the NTI preferred shares had been adjusted accordingly.

		vi)	Per SEC Regulation S-X, Rule 5-02.28 (“Rule 5-02.28”), preferred shares which are redeemable at the option of the holder for cash are classified as mezzanine equity.

As there is no equity portion of the preferred shares under US GAAP, in 2003, the $147,615 interest accretion (Note 10) is eliminated and $96,253 of dividends on preferred shares have been reflected.

		vii)	New Accounting Pronouncements

On December 16, 2004, the Financial Accounting Standards Board (“FASB”) issued SFAS No. 123 (revised 2004), “Share-Based Payment.” SFAS No. 123(R) would require the Company to measure all employee stock-based compensation awards using a fair value method and record such expense in its consolidated financial statements. In addition, SFAS No. 123(R) will require additional accounting related to the income tax effects and additional disclosure regarding the cash flow effects resulting from share-based payment arrangements. For public entities that file as a foreign private issuer, SFAS No. 123(R) is effective for the first fiscal year beginning after June 15, 2005.

In December 2004, FASB issued SFAS No. 153 to amend Opinion 29 by eliminating the exception for non-monetary exchanges of similar productive assets and replaces it with general exception for exchanges of non-monetary assets that do not have commercial substance. A non-monetary exchange is defined to have commercial substance if the future cash flows of the entity are expected to change significantly as a result of the exchange.

The Company is assessing the effect on the consolidated financial statements as a result of the implementation of these new standards.

Leading Brands, Inc. Notes to the Consolidated Financial Statements (Expressed in US Dollars)

February 28, 2005 and February 29, 2004

21.	Differences Between Canadian and United States Generally Accepted Accounting Principles – Continued

	b)	Comprehensive Income (Loss)

SFAS No. 130, Reporting Comprehensive Income, establishes standards for the reporting and display of comprehensive income and its components (revenue, expenses, gains and losses) in a full set of general purpose financial statements. Details would be disclosed as follows:

	2005	2004	2003

Net income (loss) available to common	$782,784	$(238,539)	$(5,915,302)
shareholders, US GAAP
Other comprehensive income:
Foreign currency translation
adjustments	988,704	1,083,495	863,588

Comprehensive income (loss), US GAAP	$1,771,488	$844,596	$(5,051,714)